Exhibit 99.1

FEBRUARY 4, 2021 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES TO RELEASE 2020 FOURTH QUARTER AND ANNUAL RESULTS ON FEBRUARY 11

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”) (NYSE: SAND, TSX: SSL) will release its 2020 fourth quarter and annual results on Thursday, February 11, 2021 after markets close.

A conference call will be held on Friday, February 12, 2021 starting at 8:30am PST to further discuss the fourth quarter and annual results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 343-761-2522
North American Toll-Free: (+1) 833-350-1446
Conference ID: 1172766
Webcast URL:  https://bit.ly/3tf9RF8

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

ERFAN KAZEMI	KIM BERGEN
CHIEF FINANCIAL OFFICER	CAPITAL MARKETS

604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm Gold Royalties has acquired a portfolio of 201 royalties, of which 24 of the underlying mines are producing. Sandstorm Gold Royalties plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.